February 2013 Pricing Sheet dated February 28, 2013 relating to Preliminary Terms No. 606 dated February 14, 2013 Registration Statement No. 333-178081 Filed pursuant to Rule 433
S T R U C T U R E D I N V E S T M E N T S
Opportunities in U.S. Equities
Contingent Income Auto-Callable Securities Based on the Performance of the Russell 2000® Index due March 6, 2028, With 5-Year Initial Non-Call Period
With the Coupon and the Payment at Maturity Subject to the Performance of the Russell 2000® Index
PRICING TERMS – FEBRUARY 28, 2013
Issuer:	Morgan Stanley
Underlying index:	Russell 2000® Index
Aggregate principal amount:	$3,280,000
Stated principal amount:	$1,000 per security
Issue price:	$1,000 per security (see “Commissions and issue price” below)
Pricing date:	February 28, 2013
Original issue date:	March 5, 2013 (3 business days after the pricing date)
Maturity date:	March 6, 2028
Early redemption:
The securities are not subject to automatic early redemption until approximately five years after the original issue date.  Following this initial 5-year non-call period, if, on any redemption determination date, beginning on the third scheduled business day preceding March 5, 2018, the index closing value is greater than or equal to the initial index value, the securities will be automatically redeemed for the early redemption payment on the related early redemption date.

Early redemption payment:
The early redemption payment will be an amount equal to (i) the stated principal amount for each security you hold plus (ii) the contingent quarterly coupon with respect to the related observation date.

Redemption determination dates:	Annually, on the third scheduled business day preceding each scheduled early redemption date, subject to postponement for non-index business days and certain market disruption events.
Early redemption dates:
Starting on March 5, 2018, annually, on the 5th day of each March; provided that if any such day is not a business day, that early redemption payment will be made on the next succeeding business day and no adjustment will be made to any early redemption payment made on that succeeding business day

Initial index value:	911.11, which is the index closing value on the pricing date
Final index value:	The index closing value on the final observation date
Contingent quarterly coupon:
A contingent coupon at a rate of 6.25% per annum will be paid on the securities on each coupon payment date but only if the index closing value of the underlying index is at or above the barrier level on the related observation date.
If on any observation date, the index closing value is less than the barrier level, we will pay no coupon for the applicable quarterly period.  It is possible that the underlying index will remain below the barrier level for extended periods of time or even throughout the entire 15-year term of the securities so that you will receive few or no contingent quarterly coupons.

Barrier level:	546.666, which is equal to 60% of the initial index value
Coupon payment dates:
Quarterly, on the 5th day of each March, June, September and December, beginning June 5, 2013, provided that if any such day is not a business day, that coupon payment will be made on the next succeeding business day and no adjustment will be made to any coupon payment made on that succeeding business day, provided further that the contingent quarterly coupon, if any, with respect to the final observation date shall be paid on the maturity date

Observation dates:
The third scheduled business day preceding each scheduled coupon payment date, beginning with the June 5, 2013 coupon payment date, subject to postponement for non-index business days and certain market disruption events.  We also refer to March 1, 2028, which is the third scheduled business day preceding the scheduled maturity date, as the final observation date.

Payment at maturity:	•	If the final index value is greater than or equal to the barrier level: (i) the stated principal amount plus (ii) the contingent quarterly coupon with respect to the final observation date
	•	If the final index value is less than the barrier level: (i) the stated principal amount multiplied by (ii) the index performance factor
Index performance factor:	Final index value divided by the initial index value
CUSIP / ISIN	61761JCZ0 / US61761JCZ03
Listing:	The securities will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Commissions and issue price:	Price to public	Agent’s commissions(1)	Proceeds to issuer
Per security	$1,000	$35	$965
Total	$3,280,000	$114,800	$3,165,200
(1)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the agent), and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $35 for each security they sell.  For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
You should read this document together with  the preliminary terms describing the offering and the related product supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below.

The “Russell 2000® Index” is a trademark of Russell Investments and has been licensed for use by Morgan Stanley.  The securities are not sponsored, endorsed, sold or promoted by Russell Investments, and Russell Investments makes no representation regarding the advisability of investing in the securities.

Preliminary Terms No. 606 dated February 14, 2013
Product Supplement for Auto-Callable Securities dated October 19, 2012             Index Supplement dated November 21, 2011
Prospectus dated November 21, 2011

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.